BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG LLP

333 WEST WACKER DRIVE, SUITE 2700

CHICAGO, ILLINOIS  60606

Sarah M. Bernstein
(312) 984-3226	Telephone (312) 984-3100
Voice Mail Ext. 4226	Facsimile (312) 984-3220
sarah.bernstein@bfkpn.com

October 7, 2005

VIA EMAIL AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 3628

Washington, D.C.  20549

Attention:  Jeffrey B. Werbitt, Attorney Advisor

RE:	Iowa First Bancshares Corp.

Schedule 13E-3/A
Filed September 16, 2005
File No. 5-80899

Revised Preliminary Proxy Statement on Schedule 14A
Filed September 16, 2005
File No. 2-89283

Ladies and Gentlemen:

On behalf of Iowa First Bancshares Corp. enclosed please find proposed changes to the amended Preliminary Proxy Statement on Schedule 14A and the accompanying Proxy Card and Voting Instructions for the participants in our Employee Stock Ownership Plan (with 401(k) provisions).  These changes have not yet been filed as a revised Schedule 14A, but are being provided to you prior to such filing in order to expedite your review.  The enclosed set forth the responses to the comments of the Staff contained in a letter, dated October 4, 2005, relating to the above-referenced filings.

Set forth below are the comments of the Staff contained in the Staff’s letter and immediately below each comment is the response with respect thereto.  Unless otherwise noted, the page numbers in our responses refer to the page numbers in the marked copies of the amended Preliminary Proxy Statement included with this letter.

Schedule 14A

Summary Term Sheet, page 1

Purpose and Structure of the Split Transaction, page 5

1.                                      We note your response to prior comment 8.  Please quantify at what point the cost to the company of the split transaction “becomes too high.”

1.                                       The Preliminary Proxy Statement has been revised in accordance with your comment.  See pages 6 and 58.

Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation, page 21

2.                                      We refer you to prior comment 27.  Please expand your disclosure to explain the market trends present during the time frame of the transactions included in the Comparable Acquisition Analysis and how market trends have changed since that time.  Your discussion should include the basis of your belief and support for your disclosure.  Also, if market trends dating back to the comparable acquisitions are not indicative of current market trends, explain why MB&R believed that this methodology was a viable way to valuate Iowa First.  Also, as requested by prior comment 27, revise to explain how MB&R considered the fact that the Comparable Acquisition Analysis yielded a higher per share value than that being paid.  Did MB&R agree with the board that Comparable Acquisition Analysis was “less reliable?”

2.                                       The Preliminary Proxy Statement has been revised in accordance with your comment.  See pages 21, 36 and 38.

Information Incorporated by Reference, page 47

3.                                      We note your response to prior comment 32 that you do not plan to deliver an annual report and a quarterly report with the Preliminary Proxy Statement and that you do not believe that this transaction is subject to Item 12 of Schedule 14A.  We believe that the reverse stock split is an issuance of securities in exchange for outstanding securities.  Accordingly, we believe that the disclosure required by Items 12 and 13 of Schedule 14A is required.  Please advise of the basis for your belief that Iowa First may incorporate by reference its financial statements pursuant to Form S-3 as set forth by Item 13(b)(1) of Schedule 14A or otherwise comply with the financial statement requirements of Item 13 of Schedule 14A.  If you continue to disagree with our determination that the reverse stock split is an exchange transaction, please expand your analysis to:

•                                          Explain whether the stock outstanding as a result of the reverse stock split will have the same CUSIP number as the stock outstanding prior to the reverse stock split;

•                                          Explain whether the stock certificates held by investors prior to the reverse stock split will be valid after the reverse stock split; and

•                                          Provide a detailed analysis under state law supporting your conclusion that you are not issuing securities.

3.                                       As we have stated in our response to your letter dated September 2, 2005, the Company does not believe that it is engaging in a transaction subject to Item 12 of Schedule 14A, because the stock-split transaction does not involve any issuance of shares.

As disclosed in the Preliminary Proxy Statement, the proposed going private transaction to be consummated by the Company will be effected by a reverse 1-for-1,000 stock split of the Company’s common stock followed immediately by a forward 1,000-for-1 stock split of the Company’s common stock.  The reverse and forward split transactions are cross-conditioned on one another and form a part of a single, integrated transaction.  The purpose of the structure of the transaction is to cash out specified minority shareholders, without affecting the nature of the securities held by the continuing shareholders.  At the conclusion of the transaction, shareholders holding their stock in street name or record shareholders holding at least 1,000 shares will continue to hold the same shares of the Company’s common stock held prior to the transaction.  No certificates are being exchanged, and the Company is not creating a new class or series of common stock.  Record shareholders holding less than 1,000 shares will receive cash and not new securities in the transaction.

In the reverse stock split component of the transaction, each 1,000 shares of common stock of the Company will be automatically reclassified and changed into one share of common stock of the Company.  No new stock certificates will be issued and no new shares will be issued to any shareholder.  As specified in the language of the amendment, the Company will not issue fractional shares to record shareholders of fewer than 1,000 shares, but instead will pay $38.00 per pre-split share of common stock.  Therefore, it is clear that the Company is not issuing any securities to those shareholders.

The Company is likewise not issuing any securities, in the form of fractional shares or otherwise, to shareholders holding their stock in street name or record shareholders holding at least 1,000 shares of common stock.  Although the reverse stock split transaction will result in the creation of fractional interests attached to whole shares of stock, those fractional interests will immediately be reconverted into whole shares of common stock by virtue of the forward stock split transaction.  The Company follows the reasoning provided by the Delaware court in Applebaum v. Avaya, Inc., 812 A.2d 880, 885-886 (Del. 2002), which discussed a reverse/forward split transaction similar to that proposed by the Company.  In Applebaum, the court characterized as “flawed” the assumption that fractional shares would need to be issued in the reverse stock split component of the transaction, because (a) fractional interests of shareholders that did not hold a whole share of stock after the transaction would be cashed out, and (b) fractional interests attached to whole shares would be reconverted in the forward split that would happen a moment later.  The court stated that the corporation would not be required to issue fractional shares to recognize a property interest that, by the terms of the transaction, would “last only sixty seconds.”

In response to your specific requests, please note the following:

(a)                                  CUSIP Number.  The Company anticipates obtaining a new CUSIP number for the common stock that remains outstanding following the split transaction.  However, the Company’s new CUSIP number is merely a mechanism to ensure that brokers avoid trading shares that should have been cashed out in the split transaction.

(b)                                 Stock Certificates.  With the exception of shares cashed out in the split transaction, stock certificates held by Company investors prior to the reverse stock split will continue to be valid after the reverse stock split.  Shareholders participating in the forward split will not be required to exchange their shares and will continue to hold the same certificates for the same number of shares following the completion of both the reverse stock split and forward stock split as they did prior to the transaction.

(c)                                  Iowa State Law.   The Company does not believe that the split transaction is an issuance of shares under the Iowa Business Corporation Act (the “IBCA”).  The reverse stock split is being effected pursuant to Section 490.604 of the IBCA, which allows a corporation to “issue fractions of a share or pay in money the value of fractions of a share” (emphasis added).  The Company is relying on Section 490.604 to pay in money the value of the fractional shares issued to the record shareholders of fewer than 1,000 shares.  With respect to holders in street name and record shareholders of 1,000 or more shares, the reverse stock split results in the creation of fractional interests, but the forward stock split—effected a moment in time after the reverse stock split component—eliminates these interests by restoring them into whole shares.  Taken together, these two co-dependent transactions allow the cash-out of certain of the fractional interests created in the reverse stock split, as well as the reconversion of the remaining fractional interests into whole shares, allowing this transaction to be treated identically to that in Applebaum, discussed above.  (Although the Company is an Iowa corporation, a search of Iowa case law did not reveal any cases on point and, accordingly, the Company has chosen to follow the well-developed body of Delaware corporate law.)  We have attached both Section 490.604 and the Applebaum case to our response for your convenience.

Based on the foregoing analysis, the Company retains its position that it is not issuing new securities in the split transaction and is therefore not subject to Item 12 of Schedule 14A and is not required to include the financial information specified under Item 13(a) of Schedule 14A or distribute the annual or quarterly reports under Item 13(b) of Schedule 14A.

Information Incorporated by Reference, page 47

4.                                      Please revise your proxy card to clarify that Proposals 1 and 2 are cross-conditioned upon one another.

4.                                       The Proxy Card and Voting Instructions have been revised in accordance with your comment.  See the enclosed Proxy Card and Voting Instructions.

Please do not hesitate to call John E. Freechack at (312) 984-3223 or me at (312) 984-3226 if you have any further questions or if we can be of further assistance.

Very truly yours,

Sarah M. Bernstein

Enclosures
cc:	John E. Freechack, Esq.